May 4, 2021

VIA EDGAR

Securities and Exchange Commission

Division of Corporation Finance

100 F. Street, N.E.

Washington, D.C. 20549

Re: Electromedical Technologies, Inc. (the "Company")

Registration Statement on Form S-1/A filed April 28, 2021

File No. 333-253589

Ladies and Gentlemen:

In accordance with Rule 461 under the Securities Act of 1933, as amended, the undersigned respectfully requests that the effective date of the above-referenced Registration Statement be accelerated so that the same will become effective at Thursday, May 6, 2021 at 9:00 AM Eastern Daylight Savings Time, or as soon thereafter as is practicable.

Very truly yours,

Electromedical Technologies, Inc.

By: /s/ Matthew Wolfson

Name: Matthew Wolfson

Title: Chief Executive Officer

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